UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-34070*

MINATURA GOLD
(Exact name of registrant as specified in its charter)

2831 St. Rose Pkwy, #265, Henderson, Nevada 89052
(775) 980-1490
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.001
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)	☐
Rule 12h-3(b)(2)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 67

Pursuant to the requirements of the Securities Exchange Act of 1934, Minatura Gold has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MINATURA GOLD
Date: June 25, 2010	By:	/s/ Tod M. Turley
Tod M. Turley, Chief Operating Officer

* On May 16, 2008, the Registrant filed a Form 8-A checking the box for registering its common stock under Section 12(g) of the Securities Exchange Act of 1934. Due to a clerical error the Form 8-A was filed through Edgar using the incorrect 8-A12B template, rather than the 8-A12G template. Accordingly, the Registrant was assigned a Section 12(b) file number with a “001-” prefix, even though the Form 8-A as filed states the registration is being made under Section 12(g). The Registrant is filing the Form 15 under Edgar template type 15-12B, so that the Edgar system will accept the filing and the Registrant can give notice of termination of registration under Section 12(g).